2 June 2017

National Grid plc
Share Buy-back Programme

National Grid plc (the “Company”) announces that it is to commence its £835 million share buy-back programme to repurchase ordinary shares in the capital of the Company, expected to be carried out in not less than two tranches (the “Programme”). The sole purpose of the Programme is, as previously announced, to reduce the share capital of the Company as part of the return of proceeds to shareholders following the sale of a majority interest in the Company’s UK gas distribution business.

The Company announces that it has entered into an irrevocable and non-discretionary arrangement with Barclays Capital Securities Limited (“Barclays”), an independent third party, in relation to the first tranche of the Programme which will commence on 2 June 2017 and will end no later than 27 December 2017 (the “First Tranche”). Barclays will act as principal during the First Tranche and will make its trading decisions concerning the timing of the purchases of the Company’s ordinary shares independently of the Company.

The maximum pecuniary amount allocated to the First Tranche of the Programme is £425,000,000. The number of ordinary shares to be purchased under the First Tranche will not exceed the maximum number of ordinary shares permitted to be purchased by the Company pursuant to the authority granted by shareholders at the General Meeting of the Company on 19 May 2017, which is 343,910,318 ordinary shares of 12 204/473p each. The purchased shares will be held as treasury shares.

Any purchases of ordinary shares by the Company in relation to this announcement will be carried out on the London Stock Exchange and will be effected within certain pre-set parameters and in accordance with both the Company’s general authority to purchase shares granted by its shareholders at the Company’s General Meeting held on 19 May 2017, the Market Abuse Regulation 596/2014 and Chapter 12 of the Listing Rules and will be discontinued in the event the Company ceases to have the necessary general authority to repurchase ordinary shares.

For the avoidance of doubt, no repurchases will be made in the United States or in respect of the Company’s American Depositary Receipts.

The Programme is not expected to impact the scrip dividend alternative. At its Annual General Meeting on 31 July 2017, the Company will again seek authority to allot and buy-back shares and the Company’s board expects to continue the active approach towards managing any excess dilution arising through the operation of its scrip dividend programme.

Details of the authorities granted at the Company’s 19 May 2017 General Meeting can be found on our website under: http://investors.nationalgrid.com/shareholder-centre/shareholder-meetings/2017.aspx.

CONTACTS

Investors and Analysts

Aarti Singhal	+44 (0)20 7004 3170	+44 7989 492447 (m)
David Brining	+44 (0)20 7004 3166	+44 7816 847918 (m)

Media
Sean Kemp	+44 (0)20 7004 3149

CAUTIONARY STATEMENT

This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include information with respect to National Grid’s financial condition, its results of operations and businesses, strategy, plans and objectives. Words such as ‘anticipates’, ‘expects’, ‘should’, ‘intends’, ‘plans’, ‘believes’, ‘outlook’, ‘seeks’, ‘estimates’, ‘targets’, ‘may’, ‘will’, ‘continue’, ‘project’ and similar expressions, as well as statements in the future tense, identify forward-looking statements. These forward-looking statements are not guarantees of National Grid’s future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by such forward-looking statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid’s ability to control or estimate precisely, such as changes in laws or regulations, including any arising as a result of the United Kingdom’s exit from the European Union; announcements from and decisions by governmental bodies or regulators (including the timeliness of consents for construction projects); the timing of construction and delivery by third parties of new generation projects requiring connection; breaches of, or changes in, environmental, climate change and health and safety laws or regulations, including breaches or other incidents arising from the potentially harmful nature of its activities; network failure or interruption, the inability to carry out critical non network operations and damage to infrastructure, due to adverse weather conditions including the impact of major storms as well as the results of climate change, due to counterparties being unable to deliver physical commodities, or due to the failure of or unauthorised access to or deliberate breaches of National Grid’s IT systems and supporting technology; performance against regulatory targets and standards and against National Grid’s peers with the aim of delivering stakeholder expectations regarding costs and efficiency savings, including those related to investment programmes and internal transformation and remediation plans; and customers and counterparties (including financial institutions) failing to perform their obligations to the Company. Other factors that could cause actual results to differ materially from those described in this announcement include fluctuations in exchange rates, interest rates and commodity price indices; restrictions and conditions (including filing requirements) in National Grid’s borrowing and debt arrangements, funding costs and access to financing; regulatory requirements for the Company to maintain financial resources in certain parts of its business and restrictions on some subsidiaries’ transactions such as paying dividends, lending or levying charges; inflation or deflation; the delayed timing of recoveries and payments in National Grid’s regulated businesses and whether aspects of its activities are contestable; the funding requirements and performance of National Grid’s pension schemes and other post-retirement benefit schemes; the failure to attract, train or retain employees with the necessary competencies, including leadership skills, and any significant disputes arising with the National Grid’s employees or the breach of laws or regulations by its employees; and the failure to respond to market developments, including competition for onshore transmission, the threats and opportunities presented by emerging technology, development activities relating to changes in the energy mix and the integration of distributed energy resources, and the need to grow the Company’s business to deliver its strategy, as well as incorrect or unforeseen assumptions or conclusions (including unanticipated costs and liabilities) relating to business development activity, including assumptions in connection with the Company’s sale of a majority interest in its UK Gas Distribution business and joint ventures. For further details regarding these and other assumptions, risks and uncertainties that may impact National Grid, please read the Strategic Report section and the ‘Risk factors’ on pages 183 to 186 of National Grid’s most recent Annual Report and Accounts, as updated by National Grid’s unaudited half-year financial information for the six months ended 30 September 2016 published on 10 November 2016. In addition, new factors emerge from time to time and National Grid cannot assess the potential impact of any such factor on its activities or the extent to which any factor, or combination of factors, may cause actual future results to differ materially from those contained in any forward-looking statement. Except as may be required by law or regulation, the Company undertakes no obligation to update any of its forward-looking statements, which speak only as of the date of this announcement.